Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania

We consent to the incorporation by reference in the registration statement (No. 333‑152542) on Form S-8 of Univest Corporation of Pennsylvania our report dated June 27, 2017, with respect to the statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2017